EXHIBIT 12
Baxter International Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(unaudited — in millions, except ratios)

Years ended December 31,	2008	2007	2006	2005	2004

Income from continuing operations before income taxes	$2,451	$2,114	$1,746	$1,444	$430

Fixed charges
Interest costs (1)	165	136	116	184	144
Estimated interest in rentals (2)	54	52	49	46	50

Fixed charges as defined	219	188	165	230	194

Adjustments to income
Interest costs capitalized	(17)	(12)	(15)	(18)	(18)
Net losses (gains) of less than majority-owned affiliates, net of dividends	1	—	(2)	(6)	(5)

Income as adjusted	$2,654	$2,290	$1,894	$1,650	$601

Ratio of earnings to fixed charges (3)	12.12	12.18	11.48	7.17	3.10

(1)	Excludes interest on uncertain tax positions under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109.”

(2)	Represents the estimated interest portion of rents.

(3)	Excluding the following pre-tax special charges included in “Income from continuing operations,” the ratio of earnings to fixed charges was 12.92, 13.18, 11.94, 7.47 and 7.98 in 2008, 2007, 2006, 2005 and 2004, respectively.
	2008:	$125 million charge relating to infusion pumps, $31 million impairment charge and $19 million of charges relating to acquired in-process and collaboration research and development (IPR&D).
	2007:	$70 million charge for restructuring, $56 million charge relating to litigation and $61 million of charges relating to acquired IPR&D.
	2006:	$76 million charge relating to infusion pumps.
	2005:	$109 million benefit relating to restructuring charge adjustments, $126 million of charges relating to infusion pumps and a $50 million charge relating to the exit of hemodialysis instrument manufacturing.
	2004:	$543 million charge for restructuring, $289 million charge for impairments and $115 million for other special charges.

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